09046720

Johnson Matthey

SEC Mail Processing Section

AUG 07 2009

Washington, DC
110

August 3, 2009

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666506
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Interim Management Statement**	**21 July 2009**
2.	**Annual General Meeting**	**21 July 2009**
3.	**Notification of Transactions of Directors/Persons**	**22 July 2009**
4.	**Notification of Transactions of Directors/Persons**	**22 July 2009**
5.	**Notification of Transactions of Directors/Persons**	**22 July 2009**
6.	**Notification of Major Interests In Shares**	**23 July 2009**
7.	**Annual Information Update**	**24 July 2009**
8.	**Notification of Major Interests In Shares**	**27 July 2009**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

8/11

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000. FAX: (610) 971-3022

JM

Johnson Matthey

News Release

For release at 7.00 am on Tuesday 21st July 2009

Johnson Matthey Plc
Interim Management Statement

Commenting on current trading at the Annual General Meeting to be held at 11.00 am today, Sir John Banham, Chairman of Johnson Matthey, will provide the following statement:

"Market conditions in the first quarter of our new financial year were similar to those in the final three months of 2008/09. Demand for automotive products was well down on the same period last year but sales in other parts of the group were less affected by the recession. The group's results were helped by favourable exchange translation and a lower interest charge compared with last year.

Johnson Matthey's sales excluding precious metals for the three months to 30th June 2009 were 11% below the same period in 2008, when market conditions were much more favourable. Revenue was 21% lower and profit before tax and amortisation of acquired intangibles was also 21% below last year.

Sales volumes of autocatalysts in April and May continued at the same level as in the previous three months and were more than 30% below the same period in 2008. Sales improved in June in both Europe and Asia, but were unchanged in North America. By contrast, demand for process catalysts and technologies continued to be encouraging throughout the quarter with good growth in China. Overall, Environmental Technologies Division's sales excluding precious metals were 15% lower than in the first quarter of last year.

Precious Metal Products Division's performance in the first quarter was also below the same period last year. The price of platinum averaged $1,180 per ounce which was $150 per ounce higher than in the previous three months but $860 per ounce below the same period in 2008. Demand for autocatalyst scrap recycling was weak which has affected the results of our platinum group metal refining and recycling business.

Issued by: Johnson Matthey Public Limited Company
40-42 Hatton Garden London EC1N 8EE Tel: +44 (0)20 7269 8400

Fine Chemicals Division was well ahead of last year in the first quarter. Demand for the division's products has been less affected by the recession than some other parts of the group and we have received additional income from the generic version of ADDERALL XR® which was launched in April 2009.

We have maintained our strong focus on cash generation and net debt was further reduced in the quarter. If activity picks up in the next three months we would expect borrowings to rise a little by the end of September as we put in additional working capital to support growth in sales.

In the second quarter of last year Precious Metal Products Division achieved strong results benefiting from very volatile conditions in the platinum group metal markets, which are unlikely to be repeated this year. Overall, we would expect results for the second quarter of this year to be similar to those in the first quarter."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

www.matthey.com

Annual General Meeting held on Tuesday 21 July 2009 – Poll Results

Johnson Matthey plc announces that at today's Annual General Meeting all resolutions were passed on a poll.

The results of the poll are as follows:

RESOLUTION	FOR	FOR (%)*	AGAINST	AGAINST (%)*	VOTES TOTAL	VOTES WITHHELD **
1. To receive the Annual Report and Accounts	136,217,205	99.67	454,648	0.33	136,671,853	286,731
2. To receive and approve the Directors' Remuneration Report	129,193,240	95.63	5,905,078	4.37	135,098,318	1,860,542
3. To declare a final dividend	136,953,622	100.00	2,656	0.00	136,956,278	2,582
4. To elect Sir Thomas Harris	136,329,633	99.76	332,725	0.24	136,662,358	296,293
5. To elect Mr R J MacLeod	136,142,349	99.62	517,972	0.38	136,660,321	296,007
6. To re-elect Sir John Banham	134,780,411	98.42	2,163,244	1.58	136,943,655	15,205
7. To re-elect Mr N A P Carson	136,152,278	99.62	514,390	0.38	136,666,668	292,192
8. To re-elect Mr L C Pentz	136,152,061	99.62	514,427	0.38	136,666,488	292,272
9. To re-appoint KPMG Audit Plc as auditors	136,108,053	99.58	568,271	0.42	136,676,324	282,536
10. To authorise the directors to determine the remuneration of the auditors	136,212,459	99.66	461,973	0.34	136,674,432	283,728
11. To authorise the Company to make political donations and incur political expenditure within certain limits	133,920,822	99.27	991,433	0.73	134,912,255	2,046,605
12. To increase the authorised share capital of the Company	136,061,899	99.74	350,403	0.26	136,412,302	546,558

13. To authorise the directors to allot shares	126,115,334	93.43	8,868,074	6.57	134,983,408	1,975,176
14. To disapply the pre-emption rights attaching to shares	136,408,830	99.82	245,264	0.18	136,654,094	304,766
15. To authorise the Company to make market purchases of its own shares	136,591,228	99.94	77,947	0.06	136,669,175	288,460
16. To call general meetings other than annual general meetings on not less than 14 clear days' notice	133,575,829	97.74	3,090,308	2.26	136,666,137	292,447

* Figures shown are percentages of total votes cast excluding votes withheld.

** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes for or against a resolution.

In accordance with Listing Rule 9.6.2, two copies of all resolutions passed as special business have been submitted to the Financial Services Authority and will be available for inspection at the UKLA's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

For further information please contact Angela Purtill, Deputy Company Secretary on +44 (0)20 7269 8461.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

Robert MacLeod

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Speirs & Jeffrey Portfolio Management Limited - 1,750
Speirs & Jeffrey Fund Management Limited - 1,250

8. State the nature of the transaction:

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

3,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£12.36

14. Date and place of transaction:

22 July 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

3,000 Ordinary Shares of £1 each Less than 0.1%

16. Date issuer informed of transaction:

22 July 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
22 July 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
R J MacLeod
L C Pentz
W F Sandford
J N Sheldrick

S Farrant
N P H Garner
G P Otterman
I F Stephenson
J F Walker
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees (C.I.) Limited

8. State the nature of the transaction:

Allocation of shares under the Johnson Matthey Long Term Incentive Plan 2007. The shares are subject to a three year vesting period and an earnings per share performance target.

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	71,611
R J MacLeod	55,072
L C Pentz	31,116
W F Sandford	25,575
J N Sheldrick	37,936
S Farrant	15,771
N P H Garner	12,787
G P Otterman	14,066
I F Stephenson	21,739
J F Walker	18,329
N Whitley	14,434

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.73

14. Date and place of transaction:

22 July 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

	*Total holding under Johnson Matthey Long Term Incentive Plans**
N A P Carson	240,702
L C Pentz	97,019
W F Sandford	94,401
J N Sheldrick	125,408
R J MacLeod	55,072

** These include the Johnson Matthey Long Term Incentive Plan 1998 and the Johnson Matthey Long Term Incentive Plan 2007*

16. Date issuer informed of transaction:

22 July 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
22 July 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
S Farrant
N P H Garner
P N Hawker
D W Morgan
G P Otterman
L C Pentz
J N Sheldrick
W F Sandford
I F Stephenson
J F Walker
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	30
S Farrant	30
N P H Garner	30
P N Hawker	30
D W Morgan	30
G P Otterman	33
L C Pentz	30
J N Sheldrick	30
W F Sandford	30
I F Stephenson	30
J F Walker	30
N Whitley	30

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£11.668

14. Date and place of transaction:

15 July 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	148,923
P N Hawker	16,211
D W Morgan	44,031
L C Pentz	24,590
W F Sandford	1,644
J N Sheldrick	119,791

16. Date issuer informed of transaction:

22 July 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
22 July 2009

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

21 July 2009

6 Date on which issuer notified:

22 July 2009

7 Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 8,841,579

Number of voting rights: 8,841,579

Resulting situation after the triggering transaction:

Number of shares (direct): 8,566,796

Number of voting rights (direct): 8,566,796

Number of voting rights (indirect):

% of voting rights (direct): 3.99%

% of voting rights (indirect):

Total voting rights: 8,566,796 (3.99%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,566,796 – 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,807,343 – 3.63% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,807,343 – 3.63% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461

ANNUAL INFORMATION UPDATE

Johnson Matthey PLC (the "Company") is pleased to provide an annual information update in accordance with the requirements of Prospectus Rule 5.2. This update refers to information that has been published or made available by the Company to the public during the 12 month period up to 24 July 2009. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

The information referred to in this update was up to date at the time the information was published but some information may, at any time, become out of date due to changing circumstances.

1. Announcements made via RNS/Newswire

Date	Document Type
24/07/2008	Director/PDMR Shareholding
29/07/2008	Holding(s) in Company
01/08/2008	Holding(s) in Company
04/08/2008	Director/PDMR Shareholding
07/08/2008	Director/PDMR Shareholding
07/08/2008	Director/PDMR Shareholding
11/08/2008	Annual Information Update
11/08/2008	Director/PDMR Shareholding
14/08/2008	Director/PDMR Shareholding
21/08/2008	Director/PDMR Shareholding
04/09/2008	Director/PDMR Shareholding
04/09/2008	Holding(s) in Company
09/09/2008	Holding(s) in Company
09/09/2008	Director/PDMR Shareholding
12/09/2008	Holding(s) in Company
17/09/2008	Holding(s) in Company
17/09/2008	Director/PDMR Shareholding
07/10/2008	Director/PDMR Shareholding
16/10/2008	Holding(s) in Company
16/10/2008	Director/PDMR Shareholding
20/11/2008	Director/PDMR Shareholding
26/11/2008	Interim Results for Half Year
26/11/2008	Disposal
27/11/2008	Director/PDMR Shareholding
28/11/2008	Director/PDMR Shareholding
01/12/2008	Director/PDMR Shareholding
01/12/2008	Total Voting Rights
09/12/2008	Blocklisting Interim Review
18/12/2008	Director/PDMR Shareholding
22/01/2009	Director/PDMR Shareholding
28/01/2009	Interim Management Statement
03/02/2009	Director/PDMR Shareholding
04/02/2009	Directorate Change
04/02/2009	Group Finance Director Resignation
04/02/2009	Director/PDMR Shareholding
05/02/2009	Director/PDMR Shareholding
13/02/2009	Holding(s) in Company
20/02/2009	Director/PDMR Shareholding
26/02/2009	Directorate Change
02/03/2009	Holding(s) in Company
03/03/2009	Director/PDMR Shareholding
03/03/2009	Director/PDMR Shareholding

04/03/2009	Holding(s) in Company
19/03/2009	Director/PDMR Shareholding
27/03/2009	Holding(s) in Company
01/04/2009	Trading Statement
01/04/2009	Directorate Change
07/04/2009	Director/PDMR Shareholding
07/04/2009	Holding(s) in Company
16/04/2009	Director/PDMR Shareholding
07/05/2009	Holding(s) in Company
21/05/2009	Director/PDMR Shareholding
02/06/2009	Holding(s) in Company
04/06/2009	Final Results
04/06/2009	Holding(s) in Company
05/06/2009	Director/PDMR Shareholding
05/06/2009	Director/PDMR Shareholding
11/06/2009	Director/PDMR Shareholding
12/06/2009	Blocklisting Interim Review
12/06/2009	Blocklisting Interim Review
12/06/2009	Blocklisting Interim Review
12/06/2009	Director/PDMR Shareholding
16/06/2009	Annual Report and AGM Notice
24/06/2009	Director/PDMR Shareholding
21/07/2009	Interim Management Statement
21/07/2009	Result of AGM
22/06/2009	Director/PDMR Shareholding
22/06/2009	Director/PDMR Shareholding
22/06/2009	Director/PDMR Shareholding
23/06/2009	Holding(s) in Company

Copies of the above announcements can be found on the London Stock Exchange website xchange.com/" www.londonstockexchange.com and on the Company's website www.matthey.com

2. Documents filed at Companies House

All of the documents listed below were filed at Companies House on or around the dates indicated.

Date	Document Type
01/07/2009	288a
13/04/2009	288a
08/04/2009	288b
21/01/2009	353a
11/08/2008	363a
05/08/2008	AGM Resolutions
31/07/2008	Annual Accounts

Copies of documents filed at Companies House can be obtained from Companies House or from the Company Secretary, Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE.

3. Documents sent to shareholders

The following documents were published and sent to shareholders. They are available on the Company's website www.matthey.com

Date	Document
16/06/2009	Annual Report and Accounts for the year ended 31/03/09
16/06/2009	Circular to Shareholders including Notice of Annual General Meeting

For further enquires, contact

Angela Purtill, Deputy Company Secretary, Johnson Matthey PLC
Telephone: 020 7269 8461

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights

3 Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (L&G)

4 Full name of shareholder(s) (if different from 3.):

Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

22 July 2009

6 Date on which issuer notified:

24 July 2009

7 Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 8,566,796

Number of voting rights: 8,566,796

Resulting situation after the triggering transaction:

Number of shares (direct): 8,699,394

Number of voting rights (direct): 8,699,394

Number of voting rights (indirect):

% of voting rights (direct): 4.05%

% of voting rights (indirect):

Total voting rights: 8,699,394 (4.05%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (8,699,394 – 4.05% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (7,939,941– 3.69% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (7,939,941– 3.69% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information:

Notification using the total voting rights figure of 214,675,736

14 Contact Name:
Angela Purtill, Deputy Company Secretary, Johnson Matthey plc
Contact Telephone Number:
020 7269 8461